Bachoco Announces Fourth Quarter And Full 2014 Year Results

CELAYA, Mexico, Feb. 4, 2015 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter ("4Q14") and 2014 year ("2014") results ended December 31, 2014. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2014 vs. 2013

  Net sales increased 11.9% for the 4Q and 5.2% for the year.
  EBITDA margin was 15.0% in the 4Q and 14.9% for 2014 year.
  Earnings per basic and diluted share were $1.77 and $6.56 pesos for the 4Q and for the full year respectively.

CEO COMMENTS

Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "During the fourth quarter, we observed a good level of demand which, combined with a balanced supply for our main product lines in the markets in which we participate and the reduction trend in our main raw materials, allowed us to reach results above the fourth quarter of 2013, in terms of sales and profitability margins.

For the whole year, we posted improvements in our total sales, as well as in our operating margins, compared to previous year. This was the result of external and internal conditions: on one side, corn prices, exchange rate, and balanced demand-supply were stable most of the year; on the other side, as a result of initiatives the Company put in place, we achieved further efficiencies and remained close to our customers.

These positive results further strengthened our financial structure; our net cash totaled more than $9,500 million pesos that will allow us to support the growing programs we have implemented.

Lastly, the Company's shares and ADRs had positive performance in both markets in which we participate: the NYSE and the BMV. We have observed a constant increase in the daily trading of our shares that shows the confidence that investors have placed in our Company."

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2013.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Net sales	10,899.3	9,738.3	1,161.0	11.9
Net sales in Mexico	8,661.3	7,665.5	995.8	13.0
Net sales in the U.S.	2,238.0	2,072.8	165.2	8.0

NET SALES BY SEGMENT
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Net sales	10,899.3	9,738.3	1,161.0	11.9
Poultry	9,796.6	8,774.2	1,022.4	11.7
Other	1,102.7	964.1	138.6	14.4

NET VOLUME SOLD BY SEGMENT
In tons			Change
	4Q14	4Q13	Volume	%
Total sales volume:	495,941	478,601	17,340	3.6
Poultry	404,565	391,405	13,160	3.4
Others	91,376	87,196	4,181	4.8

In 4Q14, the Company's net sales totaled $10,899.3 million, $1,161.0 million or 11.9% more than $9,738.3 million reported in 4Q13. This is as a result of more volume sold and higher prices in our main product lines during the quarter; the increase in sales was partially offset with lower volume sold in our egg business line.

In 4Q14, sales of our U.S. operations were strong and in line with our Mexico operation; it represented 20.5% of our total sales compared to 21.3% in 4Q13.

GROSS PROFIT
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Cost of sales	8,376.5	8,524.1	(147.6)	(1.7)
Gross profit	2,522.9	1,214.3	1,308.6	107.8
Gross margin	23.1%	12.5%	-	-

The cost of sales totaled $8,376.5 million, representing $147.6 million or 1.7% less than $8,524.1 million reported in the same period of 2013; the decrease in the cost of sales, despite the increase in volume sold, is totally attributed to lower cost of main raw materials, as well as higher efficiencies across our production processes. The average cost per unit was around 5% lower than the average cost per unit in 4Q13.

The Company's gross profit in 4Q14 was $2,522.9 million, with a gross margin of 23.1%; this result is larger than a gross profit of $1,214.3 million and a gross margin of 12.5% reported in 4Q13.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	4Q14	4Q13	Change
	$	$	$	%
Total SG&A	1,038.0	924.3	113.7	12.3

Total SG&A expenses in 4Q14 were $1,038.0 million, $113.7 million or 12.3% more than the $924.3 million reported 4Q13. This increase is mainly attributed to higher sales and distribution expenses as our volume sold increased. Total SG&A expenses as a percentage of net sales represented 9.5% in 4Q14 and 9.5% in the same quarter of 2013.

OTHER INCOME (EXPENSE), NET
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Other income (expense), net	(59.5)	(34.1)	25.3	74.2

Other income or other expenses includes the sale of unused assets; we register such sales as expenses when the sale price is below the book value of those assets.

In 4Q14, we had other expenses of $59.5 million, compared with other expenses of $34.1 million reported in 4Q13, mainly attributed to losses in the sale of several unused assets.

OPERATING INCOME
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Operating income	1,425.4	255.9	1,169.5	457.1
Operating margin	13.1%	2.6%	-	-

Operating income in 4Q14 totaled $1,425.4 million, or an operating margin of 13.1%, higher than an operating income of $255.9 million and a 2.6% in operating margin reported in 4Q13. The increase in operating income is mainly attributed to strong gross income in 4Q14 and stable expenses.

NET FINANCIAL INCOME
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Net Financial Income	68.2	0.9	67.3	7213.9
Financial Income	99.9	98.2	1.7	1.7
Financial Expense	31.7	97.3	(65.6)	(67.4)

In 4Q14, the Company reported net financial income of $68.2 million, compared to a slight income of $0.9 million reported in the same period of 2013. The increase is mainly due to lower financial expenses in the quarter.

TAXES FOR THE PERIOD
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Total Taxes	426.4	709.2	(282.8)	(39.9)
Income tax	513.9	397.4	116.4	29.3
Deferred income tax	(87.5)	311.8	(399.3)	(128.1)

Total taxes for the 4Q14 were $426.4 million, compared with total taxes of $709.2 million in the same period of 2013. The variation is mainly attributed to an extraordinary one-time charge of $668.1 million that the Company recognized in 4Q13, as a result of the tax rate change, in accordance with the Mexican Tax Reform approved in 2013, and applicable from January 1, 2014, the preferred rate of 21% to the Simplified Regime changed to 30%.

NET INCOME
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Net income	1,067.2	(452.5)	1,519.6	n/a
Net margin	9.8%	(4.6)%	-

Non-Controlling Interest income	3.1	0.0	3.1	n/a
Net controlling interest income	1,064.1	(452.5)	1,516.5	n/a
Basic and diluted income per share[1]	1.77	(0.75)	-	n/a
Basic and diluted income per ADR[2]	21.28	(9.05)	-	n/a
Weighted average Shares outstanding[3]	600,000	600,000	-	0.0
[1] In pesos [2] in pesos, an ADR equal to twelve shares [3] In thousands of shares

The net income for 4Q14 was $1,067.2 million, representing a basic and diluted income of $1.77 pesos per share; this result compares with net losses of $452.5 million, which represented a net loss $0.75 pesos of basic and diluted income per share, in 4Q13. This is attributed to a strong performance in our operations. Net margin for the 4Q14 was 9.8% compared to a net loss of 4.6% reported in 4Q13.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	4Q14	4Q13	Change
	$	$	$	%
Net controlling interest income	1,064.1	(452.5)	1,516.5	n/a
Income tax expense (benefit)	426.4	709.2	(282.8)	(39.9)
Result in associates	3.1	(0.0)	3.1	n/a
Net finance (income) expense	(68.2)	(0.9)	(67.2)	7213.9
Depreciation and amortization	204.6	326.8	(122.2)	(37.4)
EBITDA	1,630.0	582.7	1,047.3	179.7
EBITDA Margin (%)	15.0%	6.0%	-	-
Other expense (income) net	59.5	34.1	25.3	74.2
Adjusted EBITDA	1,689.5	616.8	1,072.7	173.9
Adjusted EBITDA Margin	15.5%	6.3%	-	-
Net sales	10,899.3	9,738.3	1,161.0	11.9

EBITDA in 4Q14 reached $1,630.0 million, representing an EBITDA margin of 15.0%, compared to EBITDA of $582.7 million in 4Q13, with an EBITDA margin of 6.0%.

The adjusted EBITDA in 4Q14 was $1,689.5 million, representing an adjusted EBITDA margin of 15.5%, compared to adjusted EBITDA of $616.8 million in 4Q13, with an adjusted EBITDA margin of 6.3%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2014	2013	Change
	$	$	$	%
Net Sales	41,766.5	39,710.7	2,055.8	5.2
Net sales in Mexico	33,357.7	31,193.3	2,164.4	6.9
Net sales in the U.S.	8,408.8	8,517.4	(108.6)	(1.3)

NET SALES BY SEGMENT
In millions of pesos	2014	2013	Change
	$	$	$	%
Net Sales	41,766.5	39,710.7	2,055.8	5.2
Poultry	37,965.0	35,943.9	2,021.2	5.6
Other	3,801.5	3,766.9	34.7	0.9

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2014	2013	Volume	%
Total sales volume:	1,841,383	1,771,128	70,255	4.0
Poultry	1,495,023	1,429,272	65,751	4.6
Others	346,359	341,856	4,503	1.3

In 2014, net sales totaled $41,766.5 million, $2,055.8 million more, or a 5.2% increase in net sales, when compared to $33,176.6 million reported in 2013. The increase in net sales in 2014 is attributed to different factors: higher volume sold and stable demand in our main business lines, as compared with year 2013.

In 2014, sales of our US operations represented 20.1% of our total sales, compared with 21.4% in 2013. During 2014, the Company reduced slightly its volume produced in the US operation, mainly to increase efficiencies.

ACCUMULATED OPERATING RESULTS
In millions of pesos	2014	2013	Change
	$	$	$	%
Cost of Sales	32,520.4	33,176.6	656.2	(2.0)
Gross Profit	9,246.1	6,534.1	2,712.0	41.5
Total SG&A	3,775.2	3,291.0	484.2	14.7
Other Income (expense)	(100.3)	30.7	(131.0)	(426.7)
Operating Income	5,370.7	3,273.8	2,096.9	64.0
Net Financial Income	232.2	118.4	113.8	96.1
Income Tax	1,663.0	1,350.4	312.5	23.1
Net Income	3,939.9	2,041.8	1,898.1	93.0

In 2014, the cost of sales totaled $32,520.4 million, 2.0% or $656.2 million below the cost of sales in 2013 which totaled $39,710.7 million; the decline in the cost of sales is totally attributed to lower prices in our main raw materials, as well as productivity improvements.

These numbers guide us to post a gross profit of $9,246.1 million, which represented 22.1% of gross margin in 2014, substantially higher than $6,534.1 million of gross profit and a margin of 16.5% reached in 2013.

Total SG&A expenses in 2014 were $3,775.2 million, and 3,291.0 million in 2013; this represented an increase of $484.2 million or 14.7%. The increase is mainly attributed to higher volume sold and additional expenses incurred in the implementation of projects to further improve the services we provide in our markets, as mentioned in previous quarters. Total SG&A expenses as a percentage of net sales represented 9.0% in 2014 and 8.5% in 2013.

In 2014 we had other expenses of $100.3 million, compared with other income of $30.7 million reported in 2013; this is mainly attributed to losses in the sale of several unused assets during the year.

The operating income in 2014 totaled $5,370.7 million, a 12.9% in margin or 64.0% higher than $3,273.8 million of operating income, 8.2% in margin, reported in 2013.

The net financial income in 2014 was $232.2 million higher when compared to net financial income of $118.4 million in 2013, mainly attributed to higher interest income resulting from higher levels of cash and lower interest expenses.

Total taxes in 2014 were $1,663.0 million. These taxes include $1,223.0 million of income tax and $440.0 million of deferred income taxes; this figure compares to total taxes of $1,350.4 million, which includes income taxes of $1,227.4 and deferred income tax of $123.0 million in 2013; the increase is attributed to a higher income and a higher tax rate in 2014 in Mexico.

As a result, our net income in 2014 was $3,939.9 million, a 9.4% net margin, which represents $6.19 pesos of earnings per share, while in 2013 net income totaled $2,041.8 million, a 5.1% net margin, and $3.38 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	2014	2013	Change
	$	$	$	%
Net controlling interest profit	3,933.7	2,038.4	1,895.3	93.0
Income tax expense (benefit)	1,663.0	1,350.4	312.6	23.1
Result in associates	6.2	3.4	2.8	83.0
Net finance (income) expense	(232.2)	(118.4)	(113.8)	96.1
Depreciation and amortization	852.5	816.7	35.9	4.4
EBITDA	6,223.2	4,090.5	2,132.7	52.1
EBITDA Margin (%)	14.9%	10.3%	-	-
Other expense (income) net	100.3	(30.7)	131.0	(426.7)
Adjusted EBITDA	6,323.5	4,059.8	2,263.7	55.8
Adjusted EBITDA Margin	15.1%	10.2%	-	-
Net sales	41,766.5	39,710.7	2,055.8	5.2

EBITDA in 2014 was $6,223.2 million, representing an EBITDA margin of 14.9%, compared to EBITDA of $4,090.5 million in 2013, with an EBITDA margin of 10.3%.

The adjusted EBITDA in 2014 reached $6,323.5 million, representing an adjusted EBITDA margin of 15.1%, compared to adjusted EBITDA of $4,059.8 million in 2013, with an adjusted EBITDA margin of 10.2%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Dec 31, 2014	Dec. 31, 2013	Change
	$	$	$	%
TOTAL ASSETS	34,802.4	28,781.6	6,020.8	20.8
Cash and cash equivalents	11,952.0	7,721.0	4,231.0	54.8
Accounts receivable	1,667.2	2,227.8	(560.6)	(25.2)
TOTAL LIABILITIES	10,417.2	8,630.4	1,786.8	20.7
Accounts payable	3,417.4	2,818.9	598.5	21.2
Short-term debt	798.0	557.6	240.4	43.1
Long-term debt	1,652.5	1,510.2	142.3	9.4
TOTAL STOCKHOLDERS' EQUITY	24,385.2	20,151.1	4,234.1	21.0
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of December 31, 2014 totaled $11,952.0 million, up $4,231.0 million or 54.8% more than $7,721.0 million as of December 31, 2013.

Total debt as of December 31, 2014 was $2,450.5 million, compared to $2,067.8 million reported as of December 31, 2013, mainly as a result of higher short-term bank debt.

Net cash as of December 31, 2014 was $9,501.5 million, compared with a net cash of $5,653.2 million as of December 31, 2013.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2014	2013	Change
	$	$	$	%
Capital Expenditures	1,212.7	575.4	637.2	110.7

Total CAPEX for the 4Q14 was $386.6 million and $1,212.7 million in 2014, mainly allocated toward organic growth in both the Mexico and USA operations, as well as productivity projects across all of our facilities.

STOCK INFORMATION

STOCK INFORMATION

As of December 31, 2014
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury	0
Total shares in treasury as of February 4, 2015	667,013
Market cap (millions of pesos)	$37,200

SHARE PRICE IN 2014
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	64.27	60.72	62.00	54.76	49.75	49.88
November	68.55	64.56	65.00	60.32	56.58	56.58
October	68.47	64.90	68.47	61.15	57.41	61.15
September	67.04	62.80	66.90	61.24	56.89	59.74
August	64.40	59.37	62.23	58.70	53.16	56.89
July	60.72	57.88	58.62	56.35	53.00	53.14
June	58.13	56.03	58.13	53.77	51.77	53.77
May	56.00	47.58	56.00	51.59	42.60	51.59
April	48.62	47.43	47.99	44.45	43.03	44.10
March	44.79	42.00	44.79	28.03	27.07	27.82
February	32.34	28.97	31.80	30.35	27.02	30.01
January	34.27	31.82	32.92	33.89	29.91	32.12
Source: yahoo finances

ANALYST COVERAGE
Institution	Analyst name	E-mail
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES	Raul Ochoa	rmochoa@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $14.75 per USD $1.00, which corresponds to the rate at the close of December 31, 2014, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31
In million pesos	2014	2014	2013*

TOTAL ASSETS	$ 2,359.5	34,802.4	28,781.6

Total current assets	1,348.4	19,889.3	15,324.3
Cash and cash equivalents	810.3	11,952.0	7,721.0
Total accounts receivable	113.0	1,667.2	2,227.8
Inventories	304.8	4,495.9	4,158.4
Other current assets	120.3	1,774.3	1,217.2

Total non current assets	1,011.1	14,913.1	13,457.2
Net property, plant and equipment	817.6	12,060.0	11,652.4
Other non current Assets	193.4	2,853.1	1,804.8

TOTAL LIABILITIES	$ 706.3	10,417.2	8,630.4

Total current liabilities	384.0	5,664.0	4,370.8
Notes payable to banks	54.1	798.0	557.6
Accounts payable	231.7	3,417.4	2,818.9
Other taxes payable and other accruals	98.2	1,448.6	994.3

Total long-term liabilities	322.3	4,753.2	4,259.6
Long-term debt	112.0	1,652.5	1,510.2
Other non current liabilities	4.4	65.3	48.2
Deferred income taxes	205.8	3,035.5	2,701.2

TOTAL STOCKHOLDERS' EQUITY	$ 1,653.2	24,385.2	20,151.1

Capital stock	79.6	1,174.4	1,174.4
Commission in shares issued	27.1	399.6	399.6
Repurchased shares	6.9	101.1	99.6
Retained earnings	1,526.7	22,518.9	18,586.2
Others accounts	9.9	145.6	- 148.1
Non controlling interest	3.1	45.5	39.3

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,359.5	34,802.3	28,781.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2014	2014	2013	Change
Net sales	$ 738.9	10,899.3	9,738.3	11.9%
Cost of sales	567.9	8,376.5	8,524.1	-1.7%
Gross profit	171.0	2,522.9	1,214.3	107.8%
SG&A	70.4	1,038.0	924.3	12.3%
Other income (expenses), net	- 4.0	(59.5)	(34.1)	74.2%
Operating income	96.6	1,425.4	255.9	457.1%
Net finance income	4.6	68.2	0.9	7213.9%
Income tax	28.9	426.4	709.2	-39.9%
Net Income	$ 105.9	1,067.2	(452.5)	n/a

Non-controlling interest	0.2	3.06	0.00	n/a
Net controlling interest profit	72.6	1,064.1	(452.4)	n/a
Basic and diluted earnings per share	1.77	1.77	(0.75)	n/a
Basic and diluted earnings per ADR	21.28	21.28	(9.05)	n/a
Weighted average Shares outstanding[1]	600,000	600,000	600,000	0.0%

EBITDA Result	$ 110.5	1,630.0	582.7	179.7%

Gross margin	23.1%	23.1%	12.5%
Operating margin	13.1%	13.1%	2.6%
Net margin	9.8%	9.8%	-4.6%
EBITDA margin	15.0%	15.0%	6.0%

1In thousands

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2014	2014	2013	Var.
Net sales	$ 2,831.6	41,766.5	39,710.7	5.2%
Cost of sales	2,204.8	32,520.4	33,176.6	-2.0%
Gross profit	626.9	9,246.1	6,534.1	41.5%
Selling, general and administrative expenses	255.9	3,775.2	3,291.0	14.7%
Other income (expenses), net	- 6.8	(100.3)	30.7	-426.7%
Operating income	364.1	5,370.7	3,273.8	64.0%
Net finance income	15.7	232.2	118.4	96.1%
Income tax	112.7	1,663.0	1,350.4	23.1%
Net income	$ 395.6	3,939.9	2,041.8	93.0%

Non-controlling interest	0.4	6.19	3.38	83.0%
Net controlling interest profit	267.5	3,933.7	2,038.4	93.0%
Basic and diluted earnings per share	6.56	6.56	3.40	93.0%
Basic and diluted earnings per ADR	78.68	78.68	40.77	93.0%
Weighted average Shares outstanding[1]	599,940	599,940	599,993

EBITDA Result	$ 421.9	6,223.2	4,090.5	52.1%

Gross margin	22.1%	22.1%	16.5%
Operating margin	12.9%	12.9%	8.2%
Net margin	9.4%	9.4%	5.1%
EBITDA margin	14.9%	14.9%	10.3%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
-Unaudited-

	U.S. Dollar	December 31
In million of pesos	2014	2014	2013

NET MAJORITY INCOME BEFORE INCOME TAX	$ 379.9	5,602.9	3,392.2

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	66.5	981.5	831.6
Depreciation and others	57.8	852.5	816.7
Income (loss) on sale of plant and equipment	9.2	135.1	15.0
Other Items	(0.4)	(6.2)	-

ITEMS RELATING TO FINANCING ACTIVITIES:	9.3	137.2	256.2
Interest income (expense)	9.3	137.2	226.4
Other Items	-	-	29.8

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	455.7	6,721.5	4,480.1
CASH GENERATED OR USED IN THE OPERATION:	(49.8)	(735.1)	1,825.7
Decrease (increase) in accounts receivable	(33.4)	(493.3)	(8.1)
Decrease (increase) in inventories	(23.5)	(346.3)	2,022.4
Decrease (increase) in accounts payable	3.7	53.9	(70.5)
Decrease (increase) in other liabilities	3.4	50.6	(118.1)

NET CASH FLOW FROM OPERATING ACTIVITIES	405.9	5,986.4	6,305.8

NET CASH FLOW FROM INVESTING ACTIVITIES	(79.4)	(1,171.4)	(743.4)
Acquisition of property, plant and equipment	(82.2)	(1,212.7)	(575.4)
Proceeds from sales of property plant and equipment	1.7	25.3	57.8
Other Items	1.1	16.0	(225.8)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	326.4	4,815.0	5,562.4

Net cash provided by financing activities:	33.0	486.2	(1,657.9)
Proceeds from loans	57.2	844.0	1,507.7
Principal payments on loans	(31.8)	(469.0)	(2,181.2)
Dividends paid	(0.1)	(1.3)	(950.4)
Other items	7.6	112.5	(34.0)
Net increase (decrease) in cash and equivalents	294.9	4,350.5	2,537.4

Cash and investments at the beginning of year	$ 455.4	6,716.9	4,179.5
CASH AND INVESTMENTS AT END OF PERIOD	$ 750.3	11,067.4	6,716.9

DERIVATIVES POSITION REPORT
Fourth Quarter 2014
Thousands of Mexican Pesos, as of December 31, 2014										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2014		1Q-2014		2Q-2014	1Q-2014
Futures for corn, soybean meal and soy oil	Hedge	$88,777	CORN		CORN		-$ 2,087	-$ 7,557	2015	The deals consider the possibility of margin calls but not another kind of guarantee
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-2015	$ 3.970	Dec-2014	$3.2100
			Sep-2015	$ 4.153	Mar-2015	$3.3350
			Dec-2015	$ 4.210	Dec-2015	$3.5675

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Jan-2015	$ 364.6	Jan-2015	$ 306.8
					Mar-2015	$ 304.0
					May-2015	$ 302.7
					Jul-2015	$ 304.3
					Oct-2015	$ 305.5
					Dec-2015	$ 305.7

			SOY OIL		SOY OIL
			In UScents per pound		In UScents per pound
			month	price	month	price
					Jul-2015	$ 34.27
					Oct-2015	$ 34.31

Options of Corn	Hedge and negotiation	$ -	CORN		CORN		$ -	-$ 4,647
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-2015	$3.9700
			Jul-2015	$4.1250
			Sep-2015	$4.1530
			Dec-2015	$4.2100	Dec-2014	$3.2100
Options of soybean meal	Hedge and negotiation	-$ 494	SOYBEAN MEAL		SOYBEAN MEAL		-$ 494	$ -
			In USD per ton		In USD per ton
			month	price	month	price
			Jan-2015	$364.60
			Mar-2015	$347.60
Options of soy oil	Hedge and negotiation	$ -	SOY OIL		SOY OIL		$ -	-$ 234
			In UScents per pound		In UScents per pound
			month	price	month	price
					Dec-2014	$ 33.45

-The total financial instruments not exceed 5% of total assets as of December 31, 2014.
-The notional value represents the net position as of December 31, 2014 at the exchange rate of $14.75 pesos per one dollar.
-A negative value means an unfavorable effect for the Company.
The Company does not have any exchange rate instrument positions

DERIVATIVES POSITION REPORT
Fourth Quarter 2014
Thousands of Mexican Pesos, as of December 31, 2014							PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(2)
		Reference Value
		-5%	5%	10%		5%	5%	10%
Futures of Corn: (1)	-2,087	3.772	4.169	4.367	The effect will materialize as the inventory is consumed	-6,526	2,352	6,791
Futures of Soybean Meal: (1)		346	383	401
Futures for Soy Oil (1)		0	0	0
Options for Corn	0.000	3.772	4.169	4.367		0.000	0.000	0.000
Options of Soybean Meal	0	346	383	401		-2,089	0	0
Options of Soy Oil	1	0	0	0		0	0	0

(1) The reference values are; the future of grains for March 2015, $3.97  dollar/bushel, and $364.6 dollar per ton for soybeanmeal in for January 2015.
     All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(2) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company. The Company does not have any exchange rate instrument positions

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 24,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, claudia.cabrera@bachoco.net, both of Industrias Bachoco